EXHIBIT (h)(2)(vi)
ATLANTIC WHITEHALL FUNDS TRUST
AMENDMENT
TO
ADMINISTRATION AGREEMENT
     This Amendment (the “Amendment”) is made as of the 1st day of December, 2006, by and between ATLANTIC WHITEHALL FUNDS TRUST (the “Company”) and PFPC INC. (“PFPC”).
BACKGROUND:
A.	PFPC and the Company entered into an Administration Agreement dated as of March 1, 1998, as amended (the “Agreement”) relating to PFPC’s provision of certain administration services to the Funds listed on Schedule A of the Agreement.

B.	The parties desire to amend the term of the Agreement.

C.	The parties desire to amend the names of the Funds set forth in Schedule A of the Agreement.

D.	The parties desire to amend the fees set forth in Schedule C of the Agreement.

E.	This Background section is incorporated by reference into and made a part of this Amendment.
TERMS:
The parties hereto agree to amend the Agreement as follows:
1.	Paragraph (a) of Section 7 “Termination of Agreement” is hereby deleted in its entirety and replaced with the following:
“(a)	The term of this Agreement is for an initial term beginning from the date of this Agreement and continuing through the close of business one (1) year from the date of this Amendment (the “Initial Term”). Upon the expiration of the Initial Term, this Agreement will automatically renew for successive terms of one (1) year (“Renewal Terms”). Either party may terminate this Agreement effective at the end of the Initial Term or any Renewal Term by providing written notice to the other party of its intent not to renew. Notice of termination must be received not less than sixty (60) days prior to the expiration of the Initial Term or the then current Renewal Term.”
2.	Schedule A to the Agreement is hereby deleted in its entirety and is amended and restated as attached hereto.

3.	Schedule C to the Agreement is hereby deleted in its entirety and is amended and restated as attached hereto.

4.	Except as specifically amended herein, and except as necessary to conform to the intention of the parties hereinabove set forth, the Agreement shall remain unaltered and in full force and effect and is hereby ratified and confirmed.

5.	The Agreement as amended and supplemented hereby constitutes the complete understanding and agreement of the parties with respect to the subject matter hereof and supersedes all prior communications with respect thereto.

6.	This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.	This Amendment shall be deemed to be a contract made in Delaware and governed by Delaware law, without regard to principles of conflicts of law.
     IN WITNESS WHEREOF, the parties hereto have set their hands by their duly authorized representatives as of the year and date first above indicated.
ATLANTIC WHITEHALL FUNDS TRUST

By:	/s/ Robert Saccone
	Name:	Robert Saccone
	Title:	Vice President

PFPC INC.
By:	/s/ Jay F. Nusblatt
	Name:	Jay F. Nusblatt
	Title:	Senior Vice President

SCHEDULE A
Atlantic Whitehall Growth Fund
Atlantic Whitehall International Fund
Atlantic Whitehall Mid-Cap Growth Fund
Atlantic Whitehall Multi-Cap Global Value Fund
Atlantic Whitehall Equity Income Fund

SCHEDULE C
FEE SCHEDULE
For the services to be rendered, the facilities to be furnished and the payments to be made by PFPC, as provided for in this Agreement, the Company, on behalf of each Fund listed on Schedule A of this Agreement, will pay PFPC on the first business day of each month a fee for the previous month at the rates listed below. Upon any termination of this Agreement before the end of any month, the fee for such part of a month shall be prorated according to the proportion which such period bears to the full monthly period and shall be payable upon the date of termination of this Agreement.
Fees:
Asset Based Fees:
The following annual fee will be calculated based upon the Funds’ aggregate average net assets and paid monthly:
.04% of the first $1 billion of aggregate average daily net assets;
.035% of the next $1 billion of aggregate average daily net assets;
.03% of the aggregate average daily net assets in excess of $2 billion.
Minimum Monthly Fee:
There shall be a minimum complex wide asset based fee of $375,000 per annum based on the existing five (5) Funds set forth on Schedule A. New Funds, if any, will increase the minimum complex wide asset based fee by $37,500 per annum per Fund during its first year of operation, and by $75,000 per annum per Fund following the first year of operation.
Relating to the Minimum Monthly Fee for new Funds, if during the next two (2) years, PFPC is removed from the Agreement, the annual minimum fees will be recomputed as if the first year fee for new Funds was $75,000 per annum and PFPC will be paid any additional amount due, if any
Monthly Base Fee:
The monthly base fee will be $0.
Out-of-pocket Expenses:
The Funds will reimburse PFPC for out-of-pocket expenses incurred on the Fund’s behalf, including, but not limited to, postage, telephone, telex, overnight express charges, conversion and deconversion costs, costs to obtain independent security market quotes, cost of access to the data repository and analytics suite system, charges for Blue Sky permits, SAS 70 reporting costs (if applicable), cost of using financial printer for automated financial statements, negotiated time and materials for development and programming costs including web, statement and file development, customization of web fulfillment (if applicable), bulk mailings and reproduction charges and travel expenses incurred for Board meeting attendance.
Miscellaneous:
Any fee or out-of-pocket expenses not paid within thirty (30) days of the date of the original invoice will be charged a late payment fee of 1% per month until payment of the fees are received by PFPC.
The fee for the period from the date hereof until the end of that year shall be prorated according to the proportion which such period bears to the full annual period.